Filed Pursuant to Rule 424(b)(3)
Registration No. 333-255424

PROSPECTUS SUPPLEMENT No. 5

(to Prospectus dated October 10, 2021)

Belpointe PREP, LLC

Up to $750,000,000 of Class A units

This prospectus supplement (this “Supplement”) updates and supplements the prospectus dated October 10, 2021 (the “Prospectus”), as supplemented by Supplement No. 1, dated April 3, 2023, Supplement No. 2, dated May 18, 2023, Supplement No. 3, dated June 6, 2023, and Supplement No. 4, dated September 1, 2023, which forms a part of our registration statement on Form S-11 (No. 333-255424). Capitalized terms used but not otherwise defined in this Supplement shall have the meanings ascribed to them in the Prospectus.

This Supplement is being filed to disclose information related our quarterly determination of net asset value (“NAV”) and NAV per Class A unit as of September 30, 2023. This Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Supplement, you should rely on the information in this Supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 15 of the Prospectus.

The following table provides a breakdown of the major components of our NAV and NAV per Class A unit as of the Determination Date:

Assets
Investments in real properties	$362,878,120

Cash and cash equivalents	15,743,000
Accounts Receivable
Other assets	25,432,272
Total Assets	$404,053,392

Liabilities
Debt and other borrowings	1,000
Other liabilities	33,559,876
Total Liabilities	$33,560,876

NAV	$370,492,517
Number of Class A units Outstanding	3,579,511
NAV per Class A unit	$103.50

Our NAV per Class A unit is based on the NAV of our assets and investments (such as our portfolio of commercial real estate properties, real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses) in addition to any other assets (such as cash on hand following any distributions to our Manager pursuant to its Class B units), less any liabilities, including the allocation or accrual of management fees, allocation or accrual of gains or distributions distributable to our Manager pursuant to its Class B units and expenses reimbursable to our Manager and its affiliates, including our Sponsor.

We calculate NAV per Class A unit using a process designed to produce a fair and accurate estimate of the price that would be received for our assets and investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our assets and investments. Our Manager periodically reviews our valuation methodologies and policies to determine whether they remain in the best interests of our Members and may adjust our methodologies as it deems appropriate. Our determination of NAV is not a representation or guarantee that we will be able to fully realize our NAV upon a sale of our assets and investments, or that our Class A units will trade at our NAV per Class A unit on the NYSE American.

Please refer to “Net Asset Value Calculation and Valuation Policies” in our Prospectus for more detailed information about how our NAV is calculated.